Exhibit 99.2

HC Wainwright Investor Presentation

Q1 2021

SLIDE 1

Hello everyone - I am excited to be here to update you on our progress from last year and how we are thinking 2021 is being planned to unfold.

Today, I will be talking about vivoPharm, our existing business focused on the preclinical drug discovery sector —— along with our emphasis on continuing the important transformation of our business strategy to participate as a disruptor in new therapeutic discovery. Our approach includes consummating the merger with StemoniX and partnering with biotech and large pharma to identify unique therapeutics through the integration of novel human spheroid and organoid biology with internally developed data science technologies and IND-enabling expertise through our vivoPharm business unit.

SLIDE 2

Before we get started - I would like to remind everyone that various comments about future expectations, plans, prospects and references to the proposed merger with StemoniX constitute forward-looking statements for purposes of Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

HC Wainwright Investor Presentation

Q1 2021

Cancer Genetics cautions that these forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from those indicated, including risks described in the Company’s filings with the SEC.

Any forward-looking statements made today in this presentation speak only as of today’s date, Monday, January 11, 2021, and Cancer Genetics does not intend to update any of these forward-looking statements to reflect events or circumstances that would occur after today’s date.

Furthermore, the Company filed an 8-K last Friday to disclose this set of slides to accompany todays presentation.

These materials are available at the investor section of our website or www.SEC.GOV.

SLIDE 3

Throughout last year we worked hard to continue our efforts to advance a transformative growth strategy that we began in 2018, which has resulted in the divestiture, for cash, of certain non-core assets - - thereby stabilizing our balance sheet and positioning us to leverage our preclinical business for the future.

HC Wainwright Investor Presentation

Q1 2021

During the first half of 2020, while maintaining a focus on our core vivoPharm business, dealing with the effects of the global pandemic like everyone else, and opportunistically raising capital to assure a stable balance sheet, we were able to move through a process to identify potential strategic partners to support our vision of building a world-class drug discovery business.

We believe that drug discovery is in need of meaningful advancements in applying fundamental science and technology in ways that will bring better therapeutics to patients more efficiently and with greater effectiveness than ever before. - - - And what better time to focus on drug discovery —- right when the pharmaceutical and biotechnology industry, governmental and regulatory agencies, and society at large are converging in thought and expectation to bring better and less expensive therapies to patients – — all driven by an unprecedented world event like the pandemic of 2020, and now 2021.

At our core, we believe that drug discovery needs to progressively evolve as we know the widely used models for predicting safe and effective drugs are difficult at best, and have truly under-performed, as evidenced by the billions of dollars and years of time it takes to bring novel drugs to market.

HC Wainwright Investor Presentation

Q1 2021

With this as a backdrop, in August of last year we announced the signing of a definitive agreement to merge with StemoinX - — a very exciting private company who shares our passion and vision to meaningfully impact our business sector. I will be providing updates today on the relevance of this merger to our strategic thinking, and the important position that StemoniX plays in drug discovery.

By leveraging sophisticated data science capabilities with highly functional human spheroids, StemoniX brings to us industry-leading capabilities, intellectual property and know-how that fully leverage our current ability to screen and test therapeutic candidates — - which we believe will allow us to create a unique approach to assimilating data that supports decision making iteratively throughout the discovery phase of drug development.

SLIDE 4

By combining our companies, StemoniX, Cancer Genetics and vivoPharm, we expect to build a drug discovery engine that we believe will allow us to create a common platform to leverage StemoniX’s industrialized human spheroids in neurology, cardiology and pancreatic cancer. Together with our long history of innovation, and vivoPharm’s highly respected capabilities in running global late-stage preclinical research targeting both safety and effectiveness, we believe we are well positioned. In sum, our approach is to vertically integrate drug development by deploying world-leading human spheroid technologies with AI-enabled data science and in vivo and regulatory expertise.

HC Wainwright Investor Presentation

Q1 2021

Our global footprint allows us to bring validated human-based disease models, in a compliant and highly standardized format, to leading pharma and biotech partners around the world. Our strategy is built on the convergence of multiple modalities, on a common digital platform, that gives us multiple shots on goal.

SLIDE 5

We believe combining the two companies will bring immediate and impactful value throughout the early stages of discovery and into the Translational lens, with a keen eye on the importance of collecting, analyzing and relying on critical data that meets the rigor of impeccable science and regulatory requirements across a global footprint.

In our vivoPharm business, we have successfully expanded our offerings to include highly specialized immuno-oncology models that support IND programs and clinical trials.

HC Wainwright Investor Presentation

Q1 2021

StemoniX capabilities bring human induced pluripotent stem cell disease models into the discovery process at the very early stages of discovery, and allow us to iteratively move through decision making —- essentially from target ID to IND —- to potentially de-risk and accelerate the overall drug development life-cycle.

SLIDE 6

Our vivoPharm footprint includes laboratory and research facilities in the US and Australia and a business development team in Europe.

Once we complete the proposed merger with StemoniX, we will then have a key production facility in Minneapolis and a world-leading scientific R&D team in Southern California.

SLIDE 7

From these locations, we have a demonstrated track record of delivering as expected. Our vivoPharm business unit has been operating for 17 years and has a solid list of existing customers and partners, while StemoniX was formed in 2014, and has made exceptional progress in assembling a fantastic team and is well positioned for rapid growth.

Today we have delivered over 200 data packages supporting investigational new drug applications, and combined with StemoniX we have achieved expertise in over 20 disease indications - - while we go forward with an intense focus on CNS, cardiac and oncology.

HC Wainwright Investor Presentation

Q1 2021

SLIDE 8

The most exciting part for me will be the opportunity to lead a world-class team of scientists who will form the base of our combined business —- led by an experienced management team that share in the vision of our future.

Collectively, our team has hundreds of years of combined experience — successfully leading venture, private equity and publicly-traded companies — leading large teams of both scientific and data-driven technology experts — and who possess unique and critical experience with the rigorous standards of our global scientific and regulatory communities.

SLIDE 9

To give you a little more insight into the StemoniX technology, they have developed a unique set of IP and know-how to bring forward highly industrialized and functional human spheroids.

The importance of this is critical to understand.

It’s the standardization of what their biology, chemistry and data scientists are doing in the lab which allows their proprietary software (AnalytiX) to perform incredibly complex analyses to generate valuable data and critical visualization. This results in an ability to rank order the safety and efficacy parameters for large library screenings across multiple drug targets.

SLIDE 10

So what does all this mean? As we bring our two companies together, we progress into 2021, not only with an exceptional in-vivo service business, but a set of disease models that are at commercial stage and in the beginning of important partnership discussions with drug developers from around the world.

StemoniX’s most mature disease model is in CNS, specifically focused on Rett Syndrome and CDKL5 disorders.

With the addition of our deep cancer cell-line assets and scientific expertise in oncology, we expect to move ahead to advance offerings in Glioblastoma and Parkinson’s Disease.

StemoniX has also made great headway with its microHeart platform, so we are anticipating continued interest from partners with an eye toward Cardiac Fibrosis and Rett Syndrome.

HC Wainwright Investor Presentation

Q1 2021

SLIDE 11

As we face our addressable market, we can combine the long history of vivoPharm working with global pharma, matched with StemoniX having made similar in-roads in just 5 years.

Collectively we partner with 7 of the top 10 global companies in our industry, and are very proud of our many accomplishments to date.

Our individual capabilities are being experienced by many companies, both in small and large molecule programs, which we expect will lead to entering into multiple discussions around accessing our platforms through various partnerships and licensing arrangements.

SLIDE 12

Not too surprising, we believe a partnership busines model allows the combined companies to continue to deliver on critical services to further enhance our common digital and scientific platforms, while also driving forward toward more compelling licensing opportunities as we move up and along the value chain of drug discovery – evidenced by several industry-leading engagements completed by relevant comparable companies.

SLIDE 13

So to summarize - — the cornerstone of our-shared vision with StemoniX is to take a HUMAN FIRST APPROACH to transform traditional drug discovery. We can drive the ongoing confidence in discovery data that is based on > human cells and great biology, > in-silico artificial intelligence to create incredible efficiencies, and > the existing dependence on animal models —- to ensure effective and safe treatments are entering into human clinical trials in a way that will meaningfully de-risk decision-making and accelerate timelines to maximize patent life and save millions of dollars in R&D costs.

SLIDE 14

And this last slide simply places a visual depiction on the rationale for the CGIX and StemoniX merger - to emphasize that we believe a human first approach to drug discovery, across a common digital platform where science and data come together, will bring the highest probability of successful drug development that is available in the market today.

Thank you all, and I hope everyone has found amazing ways to replace the time-tested excitement of a JPM healthcare conference week. All my best wishes to you, your families and professional teams.